ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 20, 2018	Sarah Clinton T +1 617 951 7375 F +1 617 235 7312 sarah.clinton@ropesgray.com

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Mr. Jay Williamson

Re:	Blackstone Alternative Alpha Fund (“BAAF”) (File Nos. 811-22634 and 333-218345) and Blackstone Alternative Alpha Fund II (“BAAF II”) (File Nos. 811-22792 and 333-211533) (each, a “Fund,” and collectively, the “Funds”)

Ladies and Gentlemen:

On June 22, 2018, Mr. Jay Williamson (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission provided oral comments to Sarah Clinton and Brendon Caione of Ropes & Gray LLP, the Funds’ counsel, in connection with the Staff’s review of (i) Post-Effective Amendment No. 1 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 14 under the Investment Company Act of 1940, as amended (the “1940 Act”), to BAAF’s Registration Statement on Form N-2, filed on May 31, 2018; and (ii) Post-Effective Amendment No. 3 under the Securities Act and Amendment No. 10 under the 1940 Act to BAAF II’s Registration Statement on Form N-2, filed on May 31, 2018.

The Staff Reviewer requested that the Funds’ responses be provided in writing via EDGAR correspondence. Accordingly, the Staff’s comments, together with the Funds’ responses thereto, are set forth below. Each of the comments and responses apply to each of BAAF and BAAF II.

1.	The Staff notes that a reference to “a fair and equitable manner” has been removed from the “Conflicts of Interest—Allocation of Investment Opportunities” section of each Fund’s Prospectus. Please explain supplementally the rationale for removing this disclosure.

Response: Blackstone Alternative Asset Management L.P. (“BAAM”) believes that the revised description of its method of allocating investment opportunities accurately describes the variety of factors it considers to allocate investment opportunities. BAAM confirms that its allocation policies and procedures are governed by the principle of fair and equitable allocation of investment opportunities. The disclosure has been revised as follows in response to the comment:

If an investment opportunity is appropriate for the Fund, the Master Fund, and one or more BAAM Multi-Manager Funds (as defined below), BAAM affiliates, or their clients (collectively, “Other BAAM Clients”), BAAM intends to allocate the opportunity in accordance with BAAM’s written allocation procedures, which are governed by the principle of fair and equitable allocation, taking into account various investment criteria, such as the relative amounts of capital available for investments, the relative assets under management of the funds or accounts seeking to participate, relative exposure to market trends, investment objectives, available capacity, liquidity, diversification, contractual restrictions and guidelines, and similar factors.

July 20, 2018

2.	The Staff notes that disclosure in the “Blackstone Policies and Procedures” section of each Fund’s Prospectus has been revised to state: “For example, the Investment Manager generally will be restricted from investing in (i) portfolio companies of Blackstone’s private equity business and (ii) issuers with respect to which any investment advisor in the Blackstone Hedge Fund Solutions Group has received material non-public information (the “Restricted Issuers”). These restrictions generally will not, however, apply to Portfolio Managers and, other than with respect to the Restricted Issuers, the Investment Manager may be permitted to invest in issuers in which funds and accounts managed by affiliates of the Investment Manager have an interest. The Investment Manager could be forced to sell or hold existing investments, or be precluded from making new investments, as a result of a relationship that Blackstone may have or investments Blackstone and its affiliates may make.” Please explain supplementally the rationale for why the restrictions in subsection (ii) in the disclosure do not apply to Portfolio Managers.

Response: “Portfolio Managers” refers to third party investment managers and is defined in the “Summary of Terms—Investment Strategy” section of the Prospectus in the following sentence: “. . . investment funds commonly referred to as “hedge funds” (“Investment Funds”), generally managed by outside parties (the “Portfolio Managers”)[.]” Portfolio Managers do not have access to the material non-public information received by the Blackstone Hedge Fund Solutions Group and, accordingly, are not prohibited from investing in Restricted Issuers. Of course, if any Portfolio Manager obtains material non-public information about an issuer, the Funds would expect the Portfolio Manager to comply with the Portfolio Manager’s (and the Underlying Fund’s) compliance policies and procedures and its obligations under the federal securities laws.

*    *    *    *    *    *

If you have any questions or require any clarification concerning the foregoing, please call me at 617-951-7375.

Sincerely,

/s/ Sarah Clinton
Sarah Clinton

cc:	Kevin Michel, Blackstone Alternative Asset Management L.P.

James E. Thomas, Ropes & Gray LLP